Leonard E. Neilson
                           A PROFESSIONAL CORPORATION

LEONARD E. NEILSON                          8160 SOUTH HIGHLAND DRIVE, SUITE 104
ATTORNEY AT LAW                                                SANDY, UTAH 84093
                                                     TELEPHONE:  (801)  733-0800
                                                           FAX:  (801)  733-0808
                                                    E-MAIL:  LNEILSONLAW@AOL.COM

                                November 27, 2006



Securities and Exchange Commission
Attention:   John Reynolds, Assistant Director
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

VIA:  EDGARLink

     Re: LILM, Inc.
         Amendment No. 2 to
         Registration Statement on Form 10-SB
         SEC File No.   000-51872

Dear Mr. Reynolds:

     In response to your letter dated September 30, 2006, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of the Registrant, LILM, Inc. ("LILM" or the "Company"). Please be advised that additional changes have been made to the registration statement as required to update the information therein and all changes are appropriately marked. Financial statements have been updated and revised as necessary.

Stock Offering
--------------

     1. Comment #7 of your May 1, 2006 letter states "Supplementally  provide us with . . . . " Your letter was not clear as to whether all the  information  was to be provided supplementally or included in the registration statement. Accordingly, we have included at the end of the first paragraph under the "Stock Offering subheading starting on page 3 the requested information related to the term of the offering and the person who conducted the offering.

Competition
-----------

     2. We have revised disclosure under the "Competition" subheading starting on page 5 to clarify the Company's competitive position and methods of competition in response to your comment.

Management's Discussion and Analysis or Plan of Operation
---------------------------------------------------------

     3. We have included at the end of the second paragraph under the "Management's Discussion and Analysis or Plan of Operation" section on page 11, the requested information regarding the subject promissory note.

     4. We have included the name of the second director of the Company, Laurie Norman, that is also an owner of Alewine Limited Liability Company, in the second paragraph under the "Management's Discussion and Analysis or Plan of Operation" section on page 11.
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Securities and Exchange Commission
John Reynolds, Assistant Director
November 27, 2006
Page 2

Results of Operation
--------------------

     5. We have revised disclosure under the "Results of Operations" heading starting on page 11 in response to your comment regarding the changes discussed.

     6. Disclosure regarding the promissory note has been enhanced in the second paragraph under the "Item 2" heading on page 11 and in the first paragraph under the "Liquidity and Capital Resources" subheading on page 12 in response to your comment.

Plan of Operation
-----------------

     7. The first paragraph under the "Plan of Operations" subheading on page 12 has been revised in response to your comment.

Future Milestones
-----------------

     8. We have revised the disclosure of the "Future Milestones" sub heading on page 13 and included a comprehensive table that provides the additional details requested in your comment.

Net Operating Loss
------------------

     9. Please be informed that the "new language" you refer to in comment # 9 of your letter - "In the event of certain changes in control, there will be an annual limitation on the amount of net operating loss carryforwards which can be used." - was not new, but was included under the "Net Operating Loss" heading of the Company's original filing on March 30, 2006. However, we have expanded the first paragraph under the subheading on page 14 in response to your comment to explain "certain changes in control" and clarify what the "annual limitation" could mean to the Company.

Description of Property
-----------------------

     10. We have revised the disclosure under "Item 3" on page 17 in response to
your  comment.   Please  note  that  additional  information  on  the  Company's facilities can be found under the "Facilities" subheading on page 7.

Directors, Executive Officers, Promoters and Control Persons
------------------------------------------------------------

     11. The first paragraph under Mr. Norman's resume on page 18 has been revised to clarify Mr. Norman's consulting business in response to your comment.

     12 We have added to the second paragraph of Mr. Norman's resume on page 18 additional information concerning the consulting agreement with Scientific Energy, Inc.

Certain Relationships and Related Transactions
----------------------------------------------

     13. The second and third paragraphs under "Item 7" starting on page 19 has been revised to clarify that Linda Bryson was a principal stockholder of LiL Marc, Inc., but does not have any current affiliation to the Company, and that the only relationships with the Company by Peter Karapanos and Jack Plumb are as stockholders.

     14. We have expanded the second paragraph under "Item 7" on page 19 to discuss Com Vest's proposal to find additional new business opportunities for LiL Marc, Inc.

     15. The second paragraph under "Item 7" on page 19 has been revised to disclose the dollar value of the shares exchanged in the purchase of LILM from LiL Marc, Inc.

Securities and Exchange Commission
John Reynolds, Assistant Director
November 27, 2006
Page 3

Financial Statements
--------------------

Note 1 - Organization

     16. Footnote No. 5 to the financial statements for the years ended December 31, 2005 and 2004 has been removed as requested and the financial statements have been revised to reflect the reverse spin -off accounting. Ongoing financial statements will use December 30, 1999, the actual date of inception of LILM, Inc., to reflect historical operations.

     17. Please be advised that the Company filed with the SEC Form 10-QSB quarterly reports for the three-month periods ended June 30, 2006 and September 30, 2006 on November 20, 2006.

Closing Comments
----------------

     Please   continue   your  review  of  the  LILM   registration   statement.
Correspondences concerning this filing should be directed to this office by phone at (801) 733-0800, or you may send a Fax to (801) 733-0808.

                             Yours truly,

                             /S/ Leonard E. Neilson
                             ----------------------
                             Leonard E. Neilson
:ae
Attachments


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